September 5, 2008

Robert L. Parker, Jr.
Chairman, Chief Executive Officer, and Director
Parker Drilling Company
1401 Enclave Parkway, Suite 600
Houston, Texas 77077

      Re: **Parker Drilling Company**
              Form 10-K for the Fiscal Year Ended December 31, 2007
              Filed February 29, 2008
              Form 10-Q for the Quarterly Period Ended June 30, 2008
              Filed August 11, 2008
              File No. 1-07573
              Response Letters Dated August 12, 2008 and August 22, 2008

Dear Mr. Parker:

      We refer you to our comment letters dated July 8, 2008 and August 14, 2008 regarding business contacts with Iran. We have completed our review of this subject matter and have no further comments at this time.

                        Sincerely,

                        Cecilia Blye, Chief
                        Office of Global Security Risk

cc: Roger Schwall
        Assistant Director
        Division of Corporation Finance